
August 26, 2011

Via E-mail
Mr. Kevin W. Hadlock
Executive Vice President and Chief Financial Officer
Questar Corporation
Questar Pipeline Company
Questar Gas Company
180 East 100 South
P.O. Box 45433
Salt Lake City, Utah 84145-0433

> **Re: Questar Corporation**
> **File No. 1-08796**
> **Questar Pipeline Company**
> **File No. 0-14147**
> **Questar Gas Company**
> **File No. 333-69210**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 9, 2011**

Dear Mr. Hadlock:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Mr. Kevin W. Hadlock
Questar Corporation
Questar Pipeline Company
Questar Gas Company
August 26, 2011
 Page 2

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 18

Questar Gas, page 22

1. In future filings, please separately present cost of natural gas sold from unaffiliated and affiliated parties/companies in your Questar Gas operating results table. Also tell us and disclose in future filings the reasons why cost of natural gas sold from unaffiliated parties declined during the periods presented while cost of natural gas sold from affiliated companies increased over the same timeframe.

Critical Accounting Policies, Estimates and Assumptions, page 27

2. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Refer to SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 30

Notes Accompanying the Financial Statements, page 51

3. If true, please include a statement that indicates that the financial statement notes apply to Questar Corporation, Questar Pipeline Company and Questar Gas Company unless otherwise noted.

Mr. Kevin W. Hadlock
Questar Corporation
Questar Pipeline Company
Questar Gas Company
August 26, 2011
 Page 3

Note 1 – Summary of Significant Accounting Policies, page 51

B. Principles of Consolidation, page 51

4. We note that your wholly owned subsidiary Questar Market Resources Inc. merged with and into a newly-formed wholly owned subsidiary, QEP, and that you distributed all QEP shares to your shareholders in a tax-free pro rata dividend. Please tell us in sufficient detail how you determined the appropriate accounting spinnor and spinnee in this transaction and what consideration you gave to treating this spinoff as a reverse spinoff under ASC paragraphs 505-60-25-4 through -8.

Note 3 – Earnings Per Share, page 57

5. We note that your restricted stock units accrue equivalent dividends which are subject to the same vesting, distribution and voting conditions of the underlying award. Please tell us and disclose in future filings if you consider these restricted awards to be participating securities and compute EPS pursuant to the two-class method. See ASC 260-10-45-61A.

Note 8 – Commitments and Contingencies, page 63

6. We note that you believe the outcome of various commercial and regulatory claims and litigation and other legal proceedings will not have a material adverse effect on your financial position, results of operations or cash flows and have the following comments:

   • It is unclear to us whether this statement is intended to convey that any liability amounts deemed probable and currently accrued are not material to your financial statements or whether this statement also is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose in future filings an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

   • You disclose on page 63 that "the probability of liability or an estimate of loss cannot be reasonable determined" for some claims due to "highly complex issues relating to liability, damages and other matters subject to substantial uncertainties." Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty. An

Mr. Kevin W. Hadlock
Questar Corporation
Questar Pipeline Company
Questar Gas Company
August 26, 2011
 Page 4

effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate the range and when you expect those factors to be resolved.

- You further disclose on page 63 that "Disclosures are provided for contingencies reasonably likely to occur which would have a material adverse effect" on your financial statements. Please note that ASC 450-20-50-3 requires disclosure of contingencies if there is at least a "reasonable possibility" that a loss or an additional loss may have been incurred. As "reasonably possible" encompasses a broader range than "reasonably likely," please explain how your disclosures comply with ASC 450-20-50 and tell us how you intend to revise your disclosures in future filings.

7. We note that you entered into a lease agreement for a new headquarters building that is being constructed and that you expect to account for this lease as a capital lease. Please tell us whether or not you are considered the owner of the construction project for accounting purposes and are subject to the guidance in ASC paragraphs 840-40-05-5 and 840-40-15-5 and the implementation guidance beginning in paragraph 840-40-55-2.

Note 11 – Share-Based Compensation, page 66

8. We note that prior to your spinoff, you adjusted and bifurcated your stock options and restricted share awards outstanding as of June 30, 2010 into stock options and restricted share awards for both Questar and QEP. Citing authoritative accounting guidance, please tell us how you accounted for these transactions. In doing so, tell us about the presence of any preexisting anti-dilution provisions or any anti-dilution features added concurrently with or in contemplation of the spinoff. If you followed modification accounting, tell us how you determined the fair value of the awards immediately prior to and after the spinoff. Also confirm that each entity after the spinoff recognizes expense for the stock-based compensation awards that are held by its employees, regardless of which company originally issued the awards.

Note 16 – Supplemental Gas and Oil Information (Unaudited), page 76

Estimated Quantities of Cost-of-Service Proved Gas and Oil Reserves, page 77

9. We note that during 2010 Wexpro reevaluated its proved undeveloped reserves in light of its five-year development plan which resulted in a net addition to proved undeveloped

Mr. Kevin W. Hadlock
Questar Corporation
Questar Pipeline Company
Questar Gas Company
August 26, 2011
Page 5

reserves of 104.1 Bcfe. Please tell us and disclose the pertinent elements of your five-year development plan and discuss how the reevaluation resulted in an increase in proved undeveloped reserves.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 4. Controls and Procedures, page 29

10. Your evaluation of disclosure controls and procedures and disclosure of changes in internal controls as required by Items 307 and 308(c) of Regulation S-K appear to only be presented for Questar Corporation as your disclosures reference "the Company" which represents Questar Corporation as indicated in Note 1 on page 12. Either amend your filing to also present disclosures required by Items 307 and 308(c) of Regulation S-K for Questar Pipeline Company and Questar Gas Company or tell us why you believe your current disclosure is adequate.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief